  EXHIBIT 99.1

ASM: TSX/NYSE American
Avino Silver & Gold Mines Ltd.	T (604) 682 3701
Suite 900-570 Granville Street	F (604) 682 3600
Vancouver, BC V6C 3P1	www.avino.com

August 9, 2023	NEWS RELEASE

Avino Reports Q2 2023 Financial Results

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American; FSE: GV6, "Avino" or "the Company") a growing silver producer in Mexico, released today its consolidated financial results for the Company’s second quarter of 2023. The earnings should be read in conjunction with the Company’s Financial Statements and Management’s Discussion and Analysis (MD&A) for the corresponding period, which can be viewed on the Company’s website at www.avino.com, or on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Second Quarter 2023 Financial Highlights

•	Revenues of $9.2 million, impacted by lower concentrate sales
•	Mine operating income of $1.0 million, $1.8 million net of non-cash costs of sales
•	Net income of $1.1 million, or $0.01 per share
•	Cash costs per silver equivalent payable ounce sold[1,2] - $16.33 per ounce
•	All in sustaining cash cost per silver equivalent payable ounce sold[1,2] - $23.06 per ounce
•	Earnings before interest, taxes, depreciation and amortization (“EBITDA”) [3] of $0.4 million
•	Adjusted earnings[3] of $0.03 million, or $Nil per share
•	Cash provided by operating activities of $1.2 million, $0.5 million after working capital changes

“The quarter was highlighted by stable production levels, although impacted by mining in lower grade areas due to mine sequencing, and a few mill equipment delays, which are now behind us. We were able to use the time efficiently by implementing upgrades to the haulage ramp that have since allowed us to increase haulage rates”. said David Wolfin, President and CEO. “Our financial results were slightly impacted during the quarter; however we achieved positive net income and generated cash flow before working capital adjustments. As with other miners in Mexico, the Peso’s significant increase against the US dollar, also impacted operational costs. We expect production to catch up to our internal guidance in the second half of the year. Our focus continues to be on delivering the best performance to our shareholders and stakeholders, while executing on our growth plan to become an intermediate silver producer in Mexico continue on our clear path to transformational growth.”

Avino Silver & Gold Mines Ltd. – August 9, 2023

Avino Reports Q2 2023 Financial Results;

Financial Highlights

HIGHLIGHTS (Expressed in 000’s of US$)	Second Quarter 2023	Second Quarter 2022	Change	YTD 2023	YTD 2022	Change
Financial Operating Performance
Revenues	$9,218	$9,370	-2%	$19,043	$20,420	-7%
Mine operating income	$1,043	$3,902	-73%	$2,894	$8,646	-67%
Net income	$1,134	$2,283	-50%	$782	$2,929	-73%
Earnings before interest, taxes and amortization (“EBITDA”)[1]	$396	$4,108	-90%	$682	$6,886	-90%
Adjusted earnings[1]	$27	$2,474	-99%	$1,081	$5,824	-81%
Cash flow from operations	$503	$3,696	-86%	$950	$7,146	-73%
Per Share Amounts
Earnings (loss) per share	$0.01	$0.02	-100%	$0.01	$0.03	-100%
Adjusted earnings per share[1]	$0.00	$0.02	-100%	$0.01	$0.05	-80%

HIGHLIGHTS (Expressed in 000’s of US$)	June 30, 2023	March 31, 2023	Change	June 30, 2022	December 31, 2022	Change
Liquidity & Working Capital
Cash	$1,207	$2,697	-55%	$1,207	$11,245	-89%
Working capital	$4,584	$5,109	-10%	$4,584	$8,821	-48%

Operating Highlights and Overview

HIGHLIGHTS (Expressed in US$)	Second Quarter 2023	Second Quarter 2022	Change	YTD 2023	YTD 2022	Change
Operating
Tonnes Milled	157,371	118,224	33%	317,128	229,362	38%
Silver Ounces Produced	232,417	225,537	3%	466,755	389,895	20%
Gold Ounces Produced	1,520	1,350	13%	3,805	2,151	77%
Copper Pounds Produced	1,445,552	1,644,343	-12%	2,843,189	2,861,692	-1%
Silver Equivalent Ounces[1] Produced	587,317	649,569	-10%	1,265,564	1,107,367	14%
Concentrate Sales and Cash Costs
Silver Equivalent Payable Ounces Sold[2]	452,011	594,700	-24%	958,738	1,089,809	-12%
Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$16.33	$8.39	95%	$15.22	$9.94	53%
All-in Sustaining Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$23.06	$15.95	45%	$21.53	$17.75	21%

2nd Quarter Operational 2023 Highlights

Avino Drills Best Intercept in Company History

•

On July 5, 2023, and subsequent to the end of Q2, the Company released the results of three holes from below Level 17, the current deepest workings at the Elena Tolosa (“ET”) area of the Avino system. Drill Hole ET-23-09 showed 57 metres true width of mineralization and is a step-out 50 metres to the west of Avino’s most westerly drill hole at 200 metres downdip below Level 17. This mineralized intercept is exceptionally wide and has very high silver, gold and copper grades. The vein system continues to be open along strike and at depth.

Avino Silver & Gold Mines Ltd. – August 9, 2023

Avino Reports Q2 2023 Financial Results;

Metallurgical Testing Completed at the Oxide Tailings Project

•

On April 5, 2023, Avino announced metallurgical results from the testwork program that was completed and will form the basis of the metallurgical analysis in a Pre-Feasibility Study (“PFS) on the project. This Project has been in our portfolio for many years and factors prominently into our five-year growth plan to become an intermediate silver producer in Mexico. These results also build on the studies in the 2017 Preliminary Economic Assessment (“PEA”) and increase the level of confidence in the Project through the extensive testwork completed. In the recent update, The Oxide Tailings mineral resource was increased by 407% in the measured and indicated categories to total 5.7 million tonnes, and an increase of 287% to the silver equivalent ounces resulting in 17.4 million.

Steady Production at Avino

•

Silver equivalent production of 587,317 ounces is another consistent quarter of mining operations. Production decreased when compared to recent quarters, primarily due to mine sequencing of certain lower grade zones of the Avino Mine along with supply chain issues for some maintenance parts that affected recovery in the mill.

Released ET Area Drilling Results – Avino Vein Extends a Further 500 Metres:

•

On May 23, 2023, Avino announced drill results from ten (10) drill holes at the Avino Elena Tolosa (“ET”) area below the current deepest workings at the mine. These drill results show the Avino Vein to extend a further 500 metres downdip of the lowest mining level. This exploration program is designed to test the continuity and to improve our understanding of the potential for deeper mineralization. As a result, the Avino Vein is now known to extend 1,100 metres downdip from surface outcrop. Additionally, a previously undiscovered breccia vein was intersected approximately 15 to 30 metres below the Avino Vein in the football intrusive rocks. For further details, see the “Exploration” section in this MD&A.

Dry-Stack Tailings Facility Completed and Operational

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Avino’s tailings management system is based on our commitment to safety and environmental stewardship. We approach our tailings management with respect for the people in our communities and the environment. When we consider our environmental approach, we strive to meet or exceed expectations while being guided by best practice standards globally. For those reasons we selected dry stack and constructed a dry stack tailings facility which is now complete and fully operational. The conveyor system is installed and is currently transporting the pressed dry tailings to the Avino open pit area. A tab is now available on our website that provides further information on our tailings management system, along with a video (in Spanish) from the minesite that can be viewed. In addition, a selection of short videos of the facility in operation can be viewed under Videos and Media.

La Preciosa

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The Company is conducting community engagement in the nearby towns adjacent to the property, and we are currently preparing the Environmental Permit for submission. We will provide further updates as plans develop. Avino is fully committed to moving this project forward as it factors prominently in the Company's 5-year growth strategy.

Capital Expenditures

Second quarter cash capital expenditures company-wide were $1.8 million, compared to $3.4 million during Q2 2022, within the range as previously disclosed in the Avino 2023 Outlook press release which can be found here on the Company’s website. This figure also includes exploration expenditures at prospective areas around the Avino Property. Key capital items included investment into the mobile equipment fleet, with the acquisition of a scoop tram, bringing the total number to three.

Avino Silver & Gold Mines Ltd. – August 9, 2023

Avino Reports Q2 2023 Financial Results;

Pre-Feasibility Study – Oxide Tailings Project

The Pre-Feasibility Study is currently underway and is expected to be completed by the end of 2023.

ESG Initiatives

Avino continues to create value for all stakeholders and supports the communities in which we operate as we continue ongoing efforts to incorporate principles of sustainability and social responsibility. In line with Avino’s policy of local employment, Mexican nationals account for 100% of the mine work force.  Currently there are 436 direct jobs at the mine, which has increased substantially since the restart of operations in 2021, which typically translates to 3 times the number of indirect jobs for services, consultants and suppliers in the surrounding communities and the Durango area. After working diligently towards obtaining a CSR designation, the team in Durango received the ESR Award for the first time in August 2022, and the Company is on track to receive this important designation for a second year.

Qualified Person(s)

Peter Latta, P.Eng, MBA, VP Technical Services, Avino who is a qualified person within the context of National Instrument 43-101 has reviewed and approved the technical data in this news release.

Non-IFRS Measures

The financial results in this news release include references to cash cost per silver equivalent payable ounce, all-in sustaining cash cost per silver equivalent payable ounce, EBITDA, and adjusted earnings/losses, all of which are non-IFRS measures. These measures are used by the Company to manage and evaluate operating performance of the Company’s mining operations and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS. For a reconciliation of non-GAAP and GAAP measures, please refer to the “Non-IFRS Measures” section of the Company’s Management Discussion and Analysis dated August 9, 2023, for the three months ended June 30, 2023, which is incorporated by reference within this news release and is available on SEDAR at www.sedar.com.

Conference Call and Webcast

In addition, the Company will be holding a conference call and webcast on Thursday, August 10, 2023, at 08:00 am PDT (11:00 am EDT). Shareholders, analysts, investors, and media are invited to join the webcast and conference call by logging in here Avino Q2 Financial Results or by dialing the following numbers five to ten minutes prior to the start time.

Toll Free Canada & USA: 1-800-319-4610

Outside of Canada & USA: 1-604-638-5340

About Avino

Avino is a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, gold and copper production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property and the strategic acquisition of the La Preciosa property. Avino currently controls mineral resources, as per NI 43-101, that total 368 million silver equivalent ounces, within our district-scale land package. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on Twitter at @Avino ASM and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

Avino Silver & Gold Mines Ltd. – August 9, 2023

Avino Reports Q2 2023 Financial Results;

ON BEHALF OF THE BOARD

“David Wolfin”

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the mineral resource estimate for the Company’s Avino Property, including La Preciosa, located near Durango in west-central Mexico (the “Avino Property”) with an effective date of November 30, 2022, prepared for the Company, and references to Measured, Indicated, Inferred Resources referred to in this press release. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; the COVID-19 pandemic; volatility in the global financial markets; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws. For more detailed information regarding the Company including its risk factors, investors are directed to the Company’s Annual Report on Form 40-F and other periodic reports that its files with the U.S. Securities and Exchange Commission.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Footnotes:

1. In Q2 2023, AgEq was calculated using metals prices of $24.18 oz Ag, $1,978 oz Au and $3.85 lb Cu. In Q2 2022, AgEq was calculated using metals prices of $22.64 oz Ag, $1,873 oz Au and $4.32 lb Cu. For YTD 2023, AgEq was calculated using metals prices of $23.37 oz Ag, $1,933 oz Au and $3.95 lb Cu. For YTD 2022, AgEq was calculated using metal prices of $23.29 oz Ag, $1,873 oz Au and $4.43 lb Cu. Calculated figures may not add up due to rounding.

2. “Silver equivalent payable ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3. The Company reports non-IFRS measures which include cash cost per silver equivalent payable ounce and all-in sustaining cash cost per payable ounce,. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations